Exhibit 99.11

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy” or the “Company”)
Suite 200, 475 2nd Ave S
Saskatoon, Saskatchewan, Canada
S7K 1P4

Item 2	Date of Material Change

January 14, 2025

Item 3	News Release

A news release announcing the material change described herein was disseminated on January 14, 2025 through the services of Cision PR Newswire and was subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4	Summary of Material Change

On January 14, 2025, IsoEnergy received notice of termination from Anfield Energy Inc. (“Anfield”) regarding the previously announced arrangement (the (the “Arrangement”) pursuant to which IsoEnergy was to acquire all of the issued and outstanding common shares of Anfield by way of a court-approved plan of arrangement (the “Transaction”).

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On January 14, 2025, IsoEnergy received notice of termination from Anfield regarding the Arrangement.

In connection with the Transaction, IsoEnergy provided a bridge loan (“Bridge Loan”) to Anfield in the form of a promissory note of approximately $6.0 million and an indemnity for up to US$3 million in principal (the “Indemnity”) with respect to certain of Anfield’s property obligations. Anfield stated in a press release that it intends to repay the Bridge Loan and release the Indemnity on or about January 16, 2025. As of the date hereof, the Bridge Loan has been repaid but the Indemnity has not yet been released.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Graham du Preez, Chief Financial Officer, (306) 373-6399

Item 9	Date of Report

January 24, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to release of the Indemnity; anticipated strategic and growth opportunities for the Company; the prospects of the Company’s projects, including mineral resources estimates and mineralization of each project; the potential for, success of and anticipated timing of commencement of future commercial production at the Company’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; increased demand for nuclear power and uranium; expectations regarding the future price of uranium; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; the anticipated mineralization of IsoEnergy’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: changes to IsoEnergy’s current and future business plans and the strategic alternatives available thereto; stock market conditions generally; demand, supply and pricing for uranium; negative operating cash flow and dependence on third party financing; uncertainty of additional financing, no known mineral reserves; the limited operating history of the Company; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of planned exploration and development activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks; changes in laws and regulations ;community relations and delays in obtaining governmental or other approvals; and general economic and political conditions in Canada, the United States Australia and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual information form and IsoEnergy’s other filings with the Canadian securities regulators which are available, respectively, on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.